FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

Commission File Number: 000-33295

3SBIO INC.

(Translation of registrant’s name into English)

No. 3 A1, Road 10

Shenyang Economy & Technology Development Zone

Shenyang 110027

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

3SBIO INC.

FORM 6-K

3SBio Inc. is furnishing under the cover of Form 6-K:

Exhibit 99.1	Press release, dated August 11, 2009, regarding 3SBio Inc. announcing unaudited second quarter 2009 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Dr. Jing Lou
Name:	Dr. Jing Lou
Title:	Chief Executive Officer

Date: August 14, 2009

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Press release, dated August 11, 2009, regarding 3SBio Inc. announcing unaudited second quarter 2009 results.

2

Exhibit 99.1

FOR RELEASE AUGUST 11, 2009 5:00 pm Eastern Time

3SBIO INC. ANNOUNCES UNAUDITED SECOND QUARTER 2009 RESULTS

Second quarter revenue grew 36.8% year-over-year to RMB81.5 million

(US$11.9million); Operating income grew 69.9% year-over-year to RMB25.8 million (US$3.8 million); Company reiterates FY2009 revenue guidance

SHENYANG, CHINA — August 11, 2009 — 3SBio Inc. (NASDAQ: SSRX) (“3SBio” or “the Company”), a leading China-based biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, today announced its unaudited financial results for the second quarter ended June 30, 2009.

Second Quarter 2009 Financial Highlights:

•	Total net revenues increased by 36.8% over the second quarter of 2008 to RMB81.5 million (US$11.9 million).

•

Operating income increased by 69.9% over the second quarter of 2008 to RMB25.8 million (US$3.8 million) on a GAAP basis, and increased by 60.1% over the second quarter of 2008 to RMB27.1 million (US$4.0 million) on a non-GAAP basis.

•

Net income increased by 39.2% over the second quarter of 2008 to RMB27.0 million (US$4.0 million) on a GAAP basis, and increased by 26.3% over the second quarter of 2008 to RMB26.7 million (US$3.9 million) on a non-GAAP basis.

•

Net income per American Depositary Share (“ADS”) for the second quarter of 2009 was RMB1.25 (US$0.18) compared with RMB0.89 (US$0.13) for the second quarter of 2008 on a GAAP basis, and RMB1.24 (US$0.18) for the second quarter of 2009 compared with RMB0.97 (US$0.14) for the second quarter of 2008 on a non-GAAP basis.

First Half 2009 Financial Highlights:

•	Total net revenues increased by 30.5% over the first half of 2008 to RMB150.1 million (US$22.0 million).

•	Operating income increased by 56.3% over the first half of 2008 to RMB 45.9 million (US$6.7 million) on a GAAP basis, and increased by 51.1% to RMB 47.7 million (US$7.0 million) on a non-GAAP basis.

•

Net income increased by 9.5% over the first half of 2008 to RMB42.9 million (US$6.3 million) on a GAAP basis, and increased 15.3% over the first half of 2008 to RMB47.7 million (US$7.0 million) on a non-GAAP basis.

•

Net income per ADS for the first half of 2009 was RMB1.99 (US$0.29) compared with RMB1.80 (US$0.26) for the first half of 2008 on a GAAP basis, and RMB2.21 (US$0.32) compared with RMB1.90 (US$0.28) for the first half of 2008 on a non-GAAP basis.

Second Quarter 2009 Business Highlights

•

EPIAO, the Company’s flagship injectable recombinant human erythropoietin (“EPO”) products, demonstrated strong growth with net revenue from EPIAO rising 37.6% over the second quarter of 2008 to RMB51.1 million (US$7.5 million) in the second quarter of 2009.

•	TPIAO net revenue increased by 38.4% to RMB22.2 million (US$3.3 million) in the second quarter of 2009. TPIAO, the Company’s protein-based therapeutic recombinant human thrombopoietin (“TPO”) product.

•

3SBio continued to work closely with the State Food and Drug Administration (“SFDA”) to advance the regulatory approval of the three new product programs submitted in 2008: 36,000 IU dosage formulation of EPIAO, NuLeusin, and TPIAO label extension for the treatment of ITP.

•

Construction continued on schedule for the Company’s new EPIAO plant, which will support the future growth of EPIAO and serve as the first step towards exploring global biosimilar opportunities. In June, Mr Deyu Kong joined 3SBio as Director – Manufacture and Process, and will be based in Shenyang. Mr Kong brings a wealth of manufacturing experience under US and EU compliant manufacturing environments.

•

While exports account for a small portion of revenue and the company remains focused on its core business in China, 3SBio and its products EPIAO and TPIAO continue to be recognized by more physicians and patients in overseas markets. First half export sales grew 45.7% year-over-year and have already exceeded overseas sales for all of 2008.

Dr. Jing Lou, chief executive officer of 3SBio, commented: “We had a good quarter with an encouraging trend in our operating performance. Sales of our leading products, EPIAO and TPIAO both grew by over 37% due to the strong growth of the dialysis market and our continued efforts to raise awareness of 3SBio in the oncology segment of the market. Our share of the Chinese EPO market now exceeds that of our five closest competitors combined and we reiterate our 2009 revenue guidance. I am pleased to have Mr. Deyu Kong join us as Director – Manufacture and Process. He will be based in Shenyang where we are expanding our manufacturing capacity at least four-fold. Mr Kong’s experience with international biotech manufacturing protocols will help us as we explore biosimilar opportunities in the EU and US.”

Three months ended June 30, 2009 Unaudited Financial Results

Net revenues. Net revenues increased by 36.8% to RMB81.5 million (US$11.9 million) for the second quarter of 2009 from RMB59.6 million (US$8.7 million) for the same period in 2008. This increase was largely due to continued strength from EPIAO and TPIAO products which increased by 37.6% and 38.4%, respectively, over the same period in 2008. The growth in sales from EPIAO was driven in part by an expanded oncology sales force, which continued to perform well. TPIAO remained 3SBio’s second largest revenue contributor in the quarter, accounting for 27.3% of total net revenues. Export sales grew by 25.5% to RMB3.5 million (US$0.5 million), and sales of 3SBio’s IV Iron Sucrose rose 42.7% to RMB3.0 million (US$0.4 million).

Gross profit. As a result of continued sales growth from key products, gross profit increased by 38.1% to RMB75.0 million (US$11.0 million) for the second quarter of 2009 from RMB54.3 million (US$7.9 million) for the same period in 2008. Gross margin increased by 0.9% to 92.0% for the second quarter of 2009 from 91.1% for the same period in 2008.

Operating expenses. GAAP operating expenses were RMB49.2 million (US$7.2 million) for the second quarter of 2009, an increase of 25.8% from GAAP operating expenses of RMB39.1 million (US$5.7 million) for the same period in 2008. Non-GAAP operating expenses were RMB48.0 million (US$7.0 million) for the second quarter of 2009, an increase of 28.2% from non-GAAP operating expenses of RMB37.4 million (US$ 5.5 million) for the same period in 2008. The increase in operating expenses was largely driven by higher sales and marketing expenses.

•

Research and development (“R&D”) costs. GAAP R&D costs for the second quarter of 2009 were RMB4.3 million (US$0.6 million), or 5.2% of net revenue, compared to RMB3.0 million (US$0.4 million), or 5.1% of net revenue for the same period in 2008.

•	Sales, marketing and distribution expense. GAAP sales, marketing and distribution expenses for the second quarter of 2009 were RMB36.2 million (US$5.3 million), compared to RMB26.6 million

(US$3.9 million) for the same period in 2008. The increase was primarily attributable to higher sales activities in general, continued investment in building the TPIAO brand and EPIAO penetration of the oncology market. This represented 44.5% of net revenue, almost unchanged from 44.6% for the same period in 2008.

•

General and administrative expenses. GAAP general and administrative expenses for the second quarter of 2009 were RMB8.7 million (US$1.3 million), representing a decrease of 8.7% from general and administrative expenses of RMB9.5million (US$1.4 million) for the same period in 2008. This marked a decline to 10.6% of net revenue for the second quarter of 2009, compared to 15.9% of net revenue for the second quarter of 2008.

Operating income. GAAP operating income was RMB25.8 million (US$3.8 million) for the second quarter of 2009, an increase of 69.9% from operating income of RMB15.2 million (US$2.2 million) for the same period in 2008. Non-GAAP operating income for the second quarter of 2009 grew by 60.1% to RMB27.1 million (US$4.0 million), compared to RMB 17.0 million (US$2.5 million) in the second quarter of 2008.

Interest income. The Company recorded net interest income of RMB2.5 million (US$0.4 million) for the second quarter of 2009, compared to RMB5.2 million (US$0.8 million) for the same period in 2008. As experienced in the first quarter of 2009, the decrease in interest income was partially due to the decrease in the prevailing market interest rates in the second quarter of 2009, compared to the same period in 2008.

Net income. GAAP net income was RMB27.0 million (US$4.0 million) for the second quarter of 2009, 39.2% higher than net income of RMB19.4 million (US$2.8 million) for the same period in 2008. Non-GAAP net income for the second quarter of 2009 was RMB26.7 million (US$3.9 million), 26.3% higher than non-GAAP net income of RMB21.1 million (US$3.1 million) for the second quarter of 2008.

Six months ended June 30, 2009 Unaudited Financial Results

Net revenues. Our net revenues increased by RMB35.1 million, or 30.5%, from RMB115.0 million (US$16.8 million) for the six months ended June 30, 2008 to RMB150.1 million (US$22.0 million) for the six months ended June 30, 2009. The increase was primarily attributable to increased sales from our EPIAO and TPIAO products, underpinned by continued strong demand in the oncology and nephrology markets.

Net revenues from EPIAO increased by RMB21.4 million, or 29.5%, to RMB94.0 million (US$13.8 million) for the six months ended June 30, 2009. Net revenues from TPIAO increased by RMB9.5 million, or 30.0%, to RMB40.9 million (US$6.0 million) for the six months ended June 30, 2009. In addition, revenue from our export business was RMB6.9 million (US$1.0 million), representing an increase of 45.7% over the first half of 2008, while revenue from our in-licensed Iron Sucrose supplement was RMB5.0 million (US$0.7 million), representing an increase of 44.6% over the first half of 2008.

Operating income. For the six months ended June 30, 2009, GAAP operating income increased by 56.3% to RMB45.9 million (US$6.7 million), compared to RMB29.4 million (US$4.3 million) for the same period in 2008. year. Non-GAAP operating income increased by 51.1% to RMB47.7 million (US$7.0 million), compared to RMB31.6 million (US$4.6 million) for the same period in 2008.

GAAP operating margin for the six months ended June 30, 2009 was 30.6% as compared to 25.5% for the six months ended June 30, 2008. Non-GAAP operating margin was 31.8% for the six months ended June 30, 2009, as compared to 27.4% in the same period in 2008.

Net income. GAAP net income for the first half of 2009 increased by RMB3.7 million, or 9.5%, to RMB42.9 million (US$6.3million) compared with RMB39.1 million (US$5.7 million) for the same period in 2008. GAAP net margin for the six months ended June 30, 2009 was 28.6% as compared to 34.0% for the six months ended June 30, 2008. GAAP net income per ADS for the first half of 2009 increased to RMB1.99 (US$0.29) from RMB1.80 (US$0.26) for the corresponding period in 2008.

Non-GAAP net income for the first half of 2009 increased by RMB6.3 million, or 15.3%, to RMB47.7 million (US$7.0 million) compared with RMB41.3 million (US$6.0 million) for the same period in 2008. Non-GAAP net margin for the six months ended June 30, 2009 was 31.8% as compared to 35.9% for the six months ended June 30, 2008. Non-GAAP net income per ADS for the first half of 2009 increased to RMB2.21 (US$0.32) from RMB1.90 (US$0.28) for the corresponding period in 2008.

Cash and cash equivalents / Time deposits. 3SBio had positive operating cash flows of RMB 33.2 million (US$4.9 million) for the first half of 2009, and as of June 30, 2009 retained a strong balance sheet with cash, cash equivalents and time deposits of RMB756.1 million (US$110.7 million), a 3.1% increase from RMB733.0 million (US$107.4 million) as of December 31, 2008.

2009 Full Year Guidance

Based on current market conditions and visibility provided during the second quarter, the Company reiterates its total net revenue target for the full year of 2009 of between US$43 million to US$45 million, resulting in a year-over-year increase of approximately 21% to 26%.

Conference Call

3SBio’s senior management will host a conference call at 5:00 am (Pacific) / 8:00 am (Eastern) / 8:00 pm (Beijing/Hong Kong) on Wednesday, August 12, 2009 to discuss its 2009 second quarter financial results and recent business activity. The conference call may be accessed using the dial-in numbers below:

Conference ID:	21352657
Local dial-in:
China-landline	800-819-0121
China - mobile	400-620-8038

International toll-free dial-in:
Hong Kong	800933053
United Kingdom	080-8234-6646
United States	1-866-519-4004

International toll dial-in:	65-6735-7955

Replay

A telephone replay will be available two hours after the call until August 17, 2009, at: International dial-in: +61-2-8235-5000 United States dial-in: 1-866-214-5335

Webcast

A live webcast of the conference will be available on the investor relations page of 3SBio’s website at http://bbs.3sbio.com/en/News/xinvestors.aspx and at http://tinyurl.com/l8hs96. A replay of the webcast will be available within one hour after the conclusion of the call.

Non-GAAP Financial Measures: Reconciliation of GAAP to Non-GAAP

To supplement the Company’s financial information presented in accordance with general accepted accounting principles (“GAAP”), the Company has utilized some non-GAAP financial measures to provide investors and management with supplemental measures that facilitate comparisons of operating performance and trends with prior and future operating performance, and that may not otherwise be apparent on a GAAP basis. These non-GAAP financial measures include non-GAAP net income, non-GAAP net income per share, non-GAAP net income per ADS, non-GAAP operating income, non-GAAP operating expenses, non-GAAP gross profit etc. These measures may be different from non-GAAP financial measures used by other companies. The presentation of this financial information, which is not prepared under any comprehensive set of accounting rules or principals, is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company’s results of operations as determined in accordance with GAAP. These measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. Please see the attached reconciliation of GAAP to non-GAAP for an explanation of the amounts excluded to arrive at non-GAAP financial measures for the three-month periods ended June 30, 2008 and June 30, 2009 and for the six month periods ended June 30, 2009 and June 30, 2008.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to adjustments and modifications. The audited financial statements and related notes are to be included in our annual report on Form 20-F for the year ending December 31, 2009. Adjustments and modifications to the financial statements may be identified during the course of the audit work, which could result in significant differences from this preliminary unaudited financial information.

Currency Convenience Translation

For the convenience of readers, certain RMB amounts have been translated into US dollars at the rate of RMB6.8302 to US$1.00, the noon buying rate for US dollars in effect on June 30, 2009 for cable transfers of RMB per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. A rate of 6.8591 was used for comparative purposes as of June 30, 2008.

About 3SBio Inc.

3SBio Inc. is a leading, fully integrated biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, primarily in China. For more information, please visit 3SBio on the web at www.3sbio.com

Safe Harbor Statement

Certain statements in the disclosures of 3SBio, Inc. (the “Company” or “3SBio”) for the second quarter, 2009 (“Disclosures”) that are not purely historical in nature constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The Disclosures include the press release, the conference call and any accompanying materials, and any other information issued, released or publicized by the Company with respect to the second quarter of 2009. These forward-looking statements include, but may not be limited to, discussions and statements regarding revenue guidance, product development, regulatory approval process, plant completion, production capacity, capital expense estimate, future operations, investment portfolio composition ad performance, and future strategies. These statements are based upon 3SBio management’s current expectations, and actual results could differ materially. Among the factors that could cause 3SBio’s actual results to differ from what the Company currently anticipates may include competition from other domestic and foreign pharmaceutical companies; the expected market growth for pharmaceutical products in China; market acceptance of 3SBio products; expected hospital or patient demand for our products; the completion of 3SBio’s ongoing clinical trials as planned; receipt and timing of regulatory approvals for 3SBio’s new products and uses; 3SBio’s ability to expand its production, sales and distribution network and other aspects of its operations; its ability to effectively protect its intellectual property; changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government and changes in the healthcare insurance sector in the PRC; and fluctuations in general economic and business conditions in China. For additional information on factors identified above and other risk factors, uncertainties and assumptions that may affect 3SBio’s business, financial conditions and results of operations, please refer to the Company’s filings with the Securities and Exchange Commission at www.sec.gov, and, in particular, “Introduction – Cautionary Statement concerning Forward Looking Statements”, Item 3.D “Risk Factors”, Item 5. “Operating and Financial Review and Prospects”, and other applicable discussions in 3SBio’s annual report on Form 20-F for the year ended December 31, 2008. 3SBio undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.

Investor Contacts

Bo Tan

Chief Financial Officer

3SBio Inc.

Tel: + 86 24 2581-1820

ir@3SBio.com

Tom Folinsbee

Director of Investor Relations

3SBio Inc.

Tel: + 852 8191-6991

ir@3SBio.com

3SBio Inc. and subsidiaries

Unaudited consolidated balance sheets

(expressed in thousands)

	December 31 2008 RMB	June 30 2009 RMB	June 30 2009 US$

Assets

Current assets

Cash and cash equivalents	439,237	178,125	26,079
Time deposits with financial institutions	293,809	577,935	84,615
Accounts receivable, less allowance for doubtful accounts:
December 31, 2008 – RMB4,503; June 30, 2009 – RMB4,317 (US$632)	48,927	60,961	8,925
Notes receivable	24,840	28,889	4,230
Inventories	7,748	10,074	1,475
Prepaid expenses and other receivables	8,249	12,156	1,780
Deferred tax assets	1,802	1,873	274

Total current assets	824,612	870,013	127,378

Available-for-sale securities	26,700	11,003	1,611
Property, plant and equipment, net	78,185	96,068	14,065
Lease prepayments	8,894	8,717	1,276
Non-current deposits	8,521	12,681	1,857
Intangible assets, net	5,225	4,675	684
Deferred tax assets	781	190	28

Total assets	952,918	1,003,347	146,899

Liabilities

Current liabilities

Accounts payable	1,939	3,199	468
Deferred grant income	374	374	55
Accrued expenses and other payables	25,273	27,072	3,964
Income tax payable	1,256	3,127	458
Other current liabilities	57	—	—

Total current liabilities	28,899	33,772	4,945

Deferred grant income	3,152	2,965	434
Other liabilities	472	—	—

Total liabilities	32,523	36,737	5,379

Commitments and contingencies	—	—	—

Shareholders’ equity

Share capital -ordinary shares US$0.0001 par value, 500,000,000 shares authorized, 150,575,955 and 150,586,455 issued and outstanding as of December 31, 2008 and June 30, 2009, respectively.	121	121	18
Additional paid-in capital	908,377	910,271	133,272
Accumulated other comprehensive loss	(102,126)	(100,669)	(14,740)
Retained earnings	114,023	156,887	22,970

Total shareholders’ equity	920,395	966,610	141,520

Total liabilities and shareholders’ equity	952,918	1,003,347	146,899

3SBio Inc. and subsidiaries

Unaudited quarterly consolidated statements of income

(expressed in thousands, except per share, per ADS and other share and ADS data)

Three Months Ended June 30, 2009	GAAP RMB	GAAP US$	Adjustment RMB		Non-GAAP RMB	Non-GAAP US$
Net Revenues:
EPIAO	51,081	7,479	—		51,081	7,479
TPIAO	22,217	3,253	—		22,217	3,253
Intefen	1,289	189	—		1,289	189
Inleusin	425	62	—		425	62
Iron	2,951	432	—		2,951	432
Export	3,520	515	—		3,520	515

Total net revenues	81,483	11,930	—		81,483	11,930
Cost of revenues	(6,518)	(954)	191	(1)	(6,327)	(926)

Gross profit	74,965	10,976	—		75,156	11,004

Operating expenses
Research and development costs	(4,252)	(623)	175	(1)	(4,077)	(597)
Sales, marketing and distribution expenses	(36,242)	(5,306)	168	(1)	(36,074)	(5,282)
General and administrative expenses	(8,662)	(1,268)	795	(1)	(7,867)	(1,152)

Total operating expenses	(49,156)	(7,197)			(48,018)	(7,031)

Operating income	25,809	3,779			27,138	3,973

Other income / (expenses), net
Interest income	2,454	359	—		2,454	359
Grant income	93	14	—		93	14
Net realized gain on available-for-sale securities	1,611	236	(1,611	) (2)	—	—
Others	1,681	246	—		1,681	246

Total other income, net	5,839	855			4,228	619

Income before income tax expense	31,648	4,634			31,366	4,592
Income tax expense	(4,670)	(684)	—		(4,670)	(684)

Net income	26,978	3,950			26,696	3,908

Net income per share:

Basic and diluted	0.18	0.03			0.18	0.03

Basic weighted average number of shares outstanding	150,586,455	150,586,455			150,586,455	150,586,455

Effect of dilutive potential shares	132858	132,858			132,858	132,858

Diluted weighted average number of shares outstanding	150,719,313	150,719,313			150,719,313	150,719,313

Net income per ADS:

Basic and diluted	1.25	0.18			1.24	0.18

Basic weighted average number of ADSs outstanding	21,512,351	21,512,351			21,512,351	21,512,351

Effect of dilutive potential ADSs	18,979	18,979			18,979	18,979

Diluted weighted average number of ADSs outstanding	21,531,330	21,531,330			21,531,330	21,531,330

Notes to reconciliation of our GAAP statements of income to our non-GAAP statements of income:

(1).	To exclude share-based compensation expenses from its non-GAAP measures primarily because they are non-cash expenses that the Company does not believe are reflective of ongoing operating results.

(2).	To exclude the impact caused by the impairment and disposal of available-for-sale securities, which is one-off in nature.

3SBio Inc. and subsidiaries

Unaudited quarterly consolidated statements of income

(expressed in thousands, except per share, per ADS and other share and ADS data)

Three Months Ended June 30, 2008	GAAP RMB	GAAP US$	Adjustment RMB		Non-GAAP RMB	Non-GAAP US$
Net Revenues:
EPIAO	37,125	5,413	—		37,125	5,413
TPIAO	16,056	2,341	—		16,056	2,341
Intefen	1,308	191	—		1,308	191
Inleusin	201	29	—		201	29
Iron	2,068	301	—		2,068	301
Export	2,805	409	—		2,805	409
Others	1	—	—		1	—

Total net revenues	59,564	8,684			59,564	8,684

Cost of revenues	(5,285)	(771)	115	(1)	(5,170)	(754)

Gross profit	54,279	7,913			54,394	7,930

Operating expenses

Research and development costs	(3,040)	(443)	154	(1)	(2,886)	(421)

Sales, marketing and distribution expenses	(26,558)	(3,872)	301	(1)	(26,257)	(3,828)

General and administrative expenses	(9,486)	(1,383)	1,188	(1)	(8,298)	(1,210)

Total operating expenses	(39,084)	(5,698)			(37,441)	(5,459)

Operating income	15,195	2,215			16,953	2,471

Other income / (expenses), net
Interest income	5,190	757	—		5,190	757
Grant income	94	14	—		94	14
Others	2,464	359	—		2,464	359

Total other income, net	7,748	1,130			7,748	1,130

Income before income tax expense and minority interests	22,943	3,345			24,701	3,601
Income tax expense	(3,576)	(522)	—		(3,576)	(522)

Income before minority interests	19,367	2,823			21,125	3,079
Minority interests, net of tax	18	3	—		18	3

Net income	19,385	2,826			21,143	3,082

Net income per share:

Basic and diluted	0.13	0.02			0.14	0.02

Basic weighted average number of shares outstanding	152,099,155	152,099,155			152,099,155	152,099,155
Effect of dilutive potential shares	4,318	4,318			4,318	4,318

Diluted weighted average number of shares outstanding	152,103,473	152,103,473			152,103,473	152,103,473

Net income per ADS:
Basic and diluted	0.89	0.13			0.97	0.14

Basic weighted average number of ADSs outstanding	21,728,451	21,728,451			21,728,451	21,728,451
Effect of dilutive potential ADSs	617	617			617	617

Diluted weighted average number of ADSs outstanding	21,729,068	21,729,068			21,729,068	21,729,068

Notes to reconciliation of our GAAP statements of income to our adjusted statements of income:

(1).	To exclude share-based compensation expenses from its non-GAAP measures primarily because they are non-cash expenses that the Company does not believe are reflective of ongoing operating results.

3SBio Inc. and subsidiaries

Unaudited quarterly consolidated statements of income

(expressed in thousands, except per share, per ADS and other share and ADS data)

Six Months Ended June 30, 2009	GAAP RMB	GAAP US$	Adjustment RMB		Non-GAAP RMB	Non-GAAP US$
Net Revenues:
EPIAO	93,991	13,761	—		93,991	13,761
TPIAO	40,927	5,992	—		40,927	5,992
Intefen	2,555	374	—		2,555	374
Inleusin	693	101	—		693	101
Iron	4,997	732	—		4,997	732
Export	6,851	1,003	—		6,851	1,003
Others	67	10	—		67	10

Total net revenues	150,081	21,973	—		150,081	21,973

Cost of revenues	(12,517)	(1,833)	242	(1)	(12,275)	(1,797)

Gross profit	137,564	20,140	—		137,806	20,176

Operating expenses

Research and development costs	(6,709)	(982)	245	(1)	(6,464)	(946)

Sales, marketing and distribution expenses	(69,191)	(10,130)	302	(1)	(68,889)	(10,086)

General and administrative expenses	(15,751)	(2,306)	988	(1)	(14,763)	(2,161)

Total operating expenses	(91,651)	(13,418)			(90,116)	(13,193)

Operating income	45,913	6,722			47,690	6,983

Other income /(expenses), net
Interest income	6,526	955	—		6,526	955
Grant income	187	27	—		187	27
Disposal gain on available-for-sale securities	1,611	236	(1,611	) (2)	—	—
Impairment loss on available-for-sale securities	(4,624)	(677)	4,624	(2)	—	—
Others	1,339	196	—		1,339	196

Total other income, net	5,039	737			8,052	1,178

Income before income tax expense	50,952	7,459	—		55,742	8,161
Income tax expense	(8,088)	(1,184)	—		(8,088)	(1,184)

Net income	42,864	6,275			47,654,	6,977

Net income per share:

Basic and diluted	0.28	0.04			0.32	0.05

Basic weighted average number of shares outstanding	150,586,455	150,586,455			150,586,455	150,586,455
Effect of dilutive potential shares	107,818	107,818			107,818	107,818

Diluted weighted average number of shares outstanding	150,694,273	150,694,273			150,694,273	150,694,273

Net income per ADS:
Basic and diluted	1.99	0.29			2.21	0.32

Basic weighted average number of ADSs outstanding	21,512,351	21,512,351			21,512,351	21,512,351
Effect of dilutive potential ADSs	15,402	15,402			15,402	15,402

Diluted weighted average number of ADSs outstanding	21,527,753	21,527,753			21,527,753	21,527,753

Notes to reconciliation of our GAAP statements of income to our adjusted statements of income:

(1).	To exclude share-based compensation expenses from its non-GAAP measures primarily because they are non-cash expenses that the Company does not believe are reflective of ongoing operating results.

(2).	To exclude the impact caused by the impairment and disposal of available- for-sale securities, which is one-off in nature.

3SBio Inc. and subsidiaries

Unaudited quarterly consolidated statements of income

(expressed in thousands, except per share, per ADS and other share and ADS data)

Six Months Ended June 30, 2008	GAAP RMB	GAAP US$	Adjustment RMB		Non-GAAP RMB	Non-GAAP US$
Net Revenues:
EPIAO	72,594	10,583	—		72,594	10,583
TPIAO	31,476	4,589	—		31,476	4,589
Intefen	2,392	349	—		2,392	349
Inleusin	378	55	—		378	55
Iron	3,455	504	—		3,455	504
Export	4,702	686	—		4,702	686
Others	34	5	—		34	5

Total net revenues	115,031	16,771			115,031	16,771

Cost of revenues	(10,196)	(1,487)	149	(1)	(10,047)	(1,464)

Gross profit	104,835	15,284			104,984	15,307

Operating expenses

Research and development costs	(5,796)	(845)	205	(1)	(5,591)	(815)

Sales, marketing and distribution expenses	(52,181)	(7,608)	394	(1)	(51,787)	(7,550)

General and administrative expenses	(17,480)	(2,548)	1,433	(1)	(16,047)	(2,340)

Total operating expenses	(75,457)	(11,001)			(73,425)	(10,705)

Operating income	29,378	4,283			31,559	4,602

Other income /(expenses), net
Interest income	12,576	1,834	—		12,576	1,834
Grant income	187	27	—		187	27
Others	3,819	557	—		3,819	557

Total other income, net	16,582	2,418			16,582	2,418

Income before income tax expense and minority interests	45,960	6,701			48,141	7,019
Income tax expense	(6,920)	(1,009)	—		(6,920)	(1,009)

Income before minority interests	39,040	5,692			41,221	6,010
Minority interests, net of tax	95	14	—		95	14

Net income	39,135	5,706			41,316	6,024

Net income per share:

Basic and diluted	0.26	0.04			0.27	0.04

Basic weighted average number of shares outstanding	152,099,155	152,099,155			152,099,155	152,099,155
Effect of dilutive potential shares	4,318	4,318			4,318	4,318

Diluted weighted average number of shares outstanding	152,103,473	152,103,473			152,103,473	152,103,473

Net income per ADS:

Basic and diluted	1.80	0.26			1.90	0.28

Basic weighted average number of ADSs outstanding	21,728,451	21,728,451			21,728,451	21,728,451
Effect of dilutive potential ADSs	617	617			617	617

Diluted weighted average number of ADSs outstanding	21,729,068	21,729,068			21,729,068	21,729,068

Notes to reconciliation of our GAAP statements of income to our adjusted statements of income:

(1).	To exclude share-based compensation expenses from its non-GAAP measures primarily because they are non-cash expenses that the Company does not believe are reflective of ongoing operating results.

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